                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                        Information Statement Pursuant to
                         Section 14(f) of the Securities
                 Exchange Act of 1934 and Rule 14f-1 Thereunder

                           EOTT ENERGY PARTNERS, L.P.
        (Exact name of registrant as specified in its corporate charter)

                                    001-12872
                              (Commission File No.)


            Delaware                                    76-0424520
    (State of Incorporation)                 (IRS Employer Identification No.)

                 2000 West Sam Houston Parkway South, Suite 400
                              Houston, Texas 77042
          (Address of principal executive offices, including zip code)

                                 (713) 993-5200
              (Registrant's telephone number, including area code)

                           EOTT ENERGY PARTNERS, L.P.
                 2000 West Sam Houston Parkway South, Suite 400
                              Houston, Texas 77042

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

         This Information Statement is being filed with the Securities and Exchange Commission in connection with a change in a majority of the members of the Board of Directors of EOTT Energy LLC, a Delaware limited liability company ("EOTT LLC"). Pursuant to the Third Amended Joint Chapter 11 Plan of Debtors (the "PLAN") of EOTT Energy Partners, L.P., a Delaware limited partnership (the "PARTNERSHIP"), EOTT LLC will exchange common units of member interest ("NEW UNITS") for the claims of general unsecured creditors of the Partnership and all of the Partnership's outstanding common units (the "COMMON UNITS"). As a result, EOTT LLC will become the successor issuer to the Partnership. The Partnership's subordinated units and additional partnership interests will be cancelled pursuant to the Plan.

         The Partnership is a limited partnership that is operated under the direction of its general partner. As a result of this organizational structure, holders of Common Units do not have the right to participate in the Partnership's management. Holders of Common Units are not entitled to elect the Partnership's general partner or the members of the general partner's board of directors.

         Following the effective date of the Plan, seven directors will be appointed to the board of directors of EOTT LLC. Two of the newly appointed directors previously served as directors of the Partnership's general partner. The new directors are expected to take office on the later of the effective date of the Plan or ten days after the filing of this Information Statement. In addition, following the effective date of the Plan, holders of New Units will be entitled to vote at meetings of unitholders for the election of directors.


                      WE ARE NOT ASKING YOU FOR A PROXY AND
                    YOU ARE REQUESTED NOT TO SEND US A PROXY

         The purpose of this Information Statement is to provide information to holders of New Units and Common Units. Because the Partnership does not have any holders of record currently entitled to vote on the election of directors and holders of New Units will not obtain the right to vote for directors until after the new directors have been appointed, this Information Statement is not being mailed to any unitholders and a record date has not been set.

         THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(f) OF THE EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER AS A RESULT OF THE APPOINTMENT OF NEW DIRECTORS PURSUANT TO THE PLAN. NO ACTION IS REQUIRED BY UNITHOLDERS IN CONNECTION WITH THE APPOINTMENT OF ANY DIRECTOR.

                                    THE PLAN

         On October 7, 2002, the Partnership and its operating subsidiaries entered into a Restructuring Agreement (the "RESTRUCTURING AGREEMENT") with Enron Corp. ("ENRON") and certain of Enron's affiliates, Standard Chartered Bank, Standard Chartered Trade Services Corporation, Lehman Commercial Paper Inc., and holders (the "CONSENTING HOLDERS") of approximately 66% of the outstanding principal amount of the Partnership's 11% Senior Notes due 2009 (the "SENIOR NOTES"). Pursuant to the Restructuring Agreement, the parties to the Restructuring Agreement agreed to vote in favor of the Plan if the Partnership satisfied the conditions of the Restructuring Agreement. The Plan was confirmed on February 18, 2003.

         On November 14, 2002, in furtherance of the restructuring transactions contemplated by the Plan, the Partnership formed EOTT LLC as a wholly-owned subsidiary. EOTT LLC is not a party to the bankruptcy filing made by the Partnership. Following the effective date of the Plan, the Partnership's Senior Notes, Common Units,


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subordinated units, and additional partnership interests will be cancelled. In connection with the cancellation of these interests, New Units will be issued to each of the former holders of Common Units and to the Partnership's and its affiliates' general unsecured creditors, including the holders of Senior Notes. Holders of Common Units will receive approximately 3% of the New Units and the Partnership's general unsecured creditors will receive approximately 97% of the New Units being distributed pursuant to the Plan. In addition, warrants (which have a five year term) to purchase New Units representing approximately 7% of the New Units to be distributed pursuant to the Plan will be issued to former holders of Common Units.

         Upon the effective date of the Plan, the Partnership will transfer all of the membership interests in EOTT Energy General Partner, L.L.C., a wholly-owned subsidiary of the Partnership, to EOTT LLC and the general partner interest of the Partnership will be cancelled. Following the cancellation of the general partner interest and all of the limited partnership interests of the Partnership, a new general partner interest in the Partnership will be issued to EOTT Energy General Partner, L.L.C. and a new limited partnership interest in the Partnership will be issued to EOTT LLC. As a result, the Partnership will become a wholly-owned subsidiary of EOTT LLC. EOTT Energy Corp., the current general partner of the Partnership, will be dissolved pursuant to the Plan following the cancellation of its general partnership interest in the Partnership.

         Prior to the restructuring pursuant to the Plan, the Partnership was managed by the Board of Directors of the Partnership's general partner. Following the restructuring, the successor to the Partnership, EOTT LLC, will be managed by its board of directors. In connection with the restructuring, seven new directors have been appointed to the Board of Directors of EOTT LLC. As contemplated by the Restructuring Agreement, the Plan provides that the Consenting Holders will select six of the directors of EOTT LLC and the seventh director shall be the Chief Executive Officer of EOTT LLC.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES

         On February 12, 2003, the Partnership's outstanding equity securities consisted of 18,476,011 Common Units, 9,000,000 subordinated units and $9,318,213 of additional partnership interests. None of the Common Units, subordinated units or additional partnership interests are entitled to vote in the election of directors of the Partnership's general partner.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of February 12, 2003 with respect to the beneficial ownership of the Partnership's Common Units held by
(i) the directors of the Partnership, (ii) each person designated to be appointed as a director of EOTT LLC, (iii) the general partner of the Partnership's chief executive officer and four most highly compensated officers,
(iv) all executive officers and directors of the Partnership as a group, and (v) each person known to the Partnership who beneficially owns 5% or more of the outstanding Common Units. Unless otherwise indicated, each of the unitholders listed below has sole voting and investment power with respect to the units beneficially owned. The business address of each person named below is 2000
West Sam Houston Parkway South, Suite 400, Houston, Texas 77042, unless otherwise indicated. The percentage of Common Units owned is based on 18,476,011 Common Units outstanding on February 12, 2003. In addition, to the extent known, the number of New Units and the percentage, assuming the issuance of 12,317,340 New Units, that will be owned by such persons following the effective date of the Plan is also listed.

NAME AND ADDRESS OF BENEFICIAL OWNER                  COMMON UNITS                 NEW UNITS
------------------------------------             ---------------------      -------------------
                                                              PERCENT                  PERCENT
                                                 AMOUNT       OF CLASS      AMOUNT     OF CLASS
                                                 ------       --------      ------     --------

Dana R. Gibbs                                    88,000(1)       *               160      *
Lawrence Clayton, Jr.                                 -          *                 -      *
Mary Ellen Coombe                                60,500(2)       *                10      *
H. Keith Kaelber                                      -          -                 -      -
Lori L. Maddox                                        -          *                 -      *
Molly M. Sample                                     500          *                10      *
H. Malcolm Lovett, Jr.                                -          -                 -      -
Thomas M. Matthews                                    -          -                 -      -
James M. Tidwell                                      -          -                 -      -
J. Robert Chambers                                    -          -                 -      -
Julie H. Edwards                                      -          -                 -      -
Robert E. Ogle                                        -          -                 -      -
S. Wil VanLoh Jr.                                     -          -                 -      -
Daniel J. Zaloudek                                    -          -                 -      -
All directors and executive officers
   as a group (13 in number)                    149,000                          180      -
Enron Corp. (3)                               3,276,811        17.74%         65,536      *

--------------------

*  Less than 1%

(1) Includes options to acquire 80,000 subordinated units under a special compensation arrangement which are vested. However, the options are not currently exercisable because such options cannot be exercised unless the subordinated units are convertible into Common Units. The subordinated units to be received upon exercise of such options are currently not eligible for conversion into Common Units. These options to acquire subordinated units will be cancelled under the Plan.

(2) Includes options to acquire 60,000 subordinated units which are vested. However, the options are not currently exercisable because such options cannot be exercised unless the subordinated units are convertible into Common Units. The subordinated units to be received upon exercise of such options are currently not eligible for conversion into Common Units. The options to acquire subordinated units will be cancelled under the Plan. Also includes 500 Common Units over which Ms. Coombe shares voting and investment power with her mother.

(3) Based upon information provided by Enron, these securities are held of record by Timber I, LLC, an entity whose managing member is an indirect subsidiary of Enron. Enron retains the power to vote the securities.
Enron cannot unilaterally dispose of these securities and therefore retains shared investment power over these securities under Rule 13d-3 of the Securities Exchange Act of 1934. The corporate address for Enron is 1400 Smith Street, Houston, Texas 77002.

         In addition to the Common Units listed above, Enron beneficially owns 7,000,000 subordinated units, or 77.8% of the Partnership's outstanding subordinated units, and $9,318,213 additional partnership interests, or 100% of the outstanding additional partnership interests. The subordinated units and additional partnership interests are owned of record by Timber I, LLC, in the same manner as the Common Units owned by Enron.

         Western States Investment Corporation, 9191 Towne Centre Drive, Suite 310, San Diego, CA 92122, owns 2,000,000 subordinated units, or 22.2% of the Partnership's outstanding subordinated units.

                        DIRECTORS AND EXECUTIVE OFFICERS

IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

         Prior to January 1, 2003, the Partnership did not directly employ any persons responsible for managing or operating the Partnership or for providing services relating to its day-to-day business affairs. Prior to January 1, 2003, the Partnership's general partner provided such services or obtained such services from third parties or its affiliates. The Partnership is responsible for reimbursing its general partner for all of its direct and indirect costs and expenses including compensation and benefit costs related to the Partnership. In connection with the restructuring, all of the employees responsible for managing and operating the Partnership were hired by EOTT LLC.

         Following the restructuring, EOTT LLC will be managed under the direction of its Board of Directors. Directors of EOTT LLC will be elected for one year terms, and until their respective successors have been duly elected and qualified. Following the restructuring, EOTT LLC's Board of Directors will consist of seven directors. J. Robert Chambers, Julie H. Edwards, Thomas M. Matthews, Robert E. Ogle, James M. Tidwell, S. Wil VanLoh Jr. and Daniel J. Zaloudek have been nominated to serve on the Board of Directors of EOTT LLC.

         The following provides information with respect to (i) officers of EOTT LLC, who were formerly officers of the Partnership's general partner, and (ii) the individuals who have been appointed as directors of EOTT LLC pursuant to the restructuring. Each executive officer has been elected to serve until his or her successor is duly appointed or elected by the Board of Directors of EOTT LLC or their earlier removal or resignation from office.


                                             POSITION WITH EOTT LLC OR                 POSITION
       NAME             AGE              THE PARTNERSHIP'S GENERAL PARTNER              SINCE
--------------------   ----     ---------------------------------------------------    --------
Thomas M. Matthews       59     Chairman of the Board of the Partnership's general       2002
                                partner; Director designee of EOTT LLC; Designated
                                Chief Executive Officer of EOTT LLC

James M. Tidwell         56     Director designee of EOTT LLC; current Director of       2002
                                the Partnership's general partner

Dana R. Gibbs            43     Chief Executive Officer, President and Chief             2002
                                Operating Officer

Mary Ellen Coombe        52     Vice President, Human Resources and Administration       1992

H. Keith Kaelber         54     Executive Vice President and Chief Financial             2003
                                Officer

Lori L. Maddox           38     Vice President and Controller                            2001

Molly M. Sample          47     Vice President and General Counsel                       2001

J. Robert Chambers       36     Director designee of EOTT LLC                            2003

Julie H. Edwards         44     Director designee of EOTT LLC                            2003

Robert E. Ogle           53     Director designee of EOTT LLC                            2003

S. Wil VanLoh Jr.        32     Director designee of EOTT LLC                            2003

Daniel J. Zaloudek       57     Director designee of EOTT LLC                            2003

--------------------

         Mr. Thomas M. Matthews is currently providing strategic and advisory assistance to companies, individuals and universities on business and political and education issues. In his last position, Mr. Matthews was CEO of Avista Corporation from July 1998 through January 2001, leading the Company into independent power, telecommunications, fuel cells, and internet as well as the continued expansion of its electric and gas utility operations. Prior to Avista Corp., Mr. Matthews served as the President of Dynegy from November 1996 to June 1998. Prior to that, Mr. Matthews was Vice President of Texaco, Inc., President of Texaco's Global Gas and Power Division, and President of Texaco Refining and Marketing, Inc. from 1989 to 1996. Prior to joining Texaco, Mr. Matthews spent eight years with Tenneco as President of Tennessee Gas Pipeline Company and Executive Vice President of Tenneco Gas. He also spent 16 years with Exxon in various domestic and international engineering, management and executive positions in exploration, production, and development. Mr. Matthews serves on the board and audit committee of Environmental Power Corporation.

         Mr. James M. Tidwell was elected to the Board of Directors of the Partnership's general partner and was appointed Chairman of the Audit Committee of such Board of Directors in April 2002. Mr. Tidwell currently serves as Vice President and Chief Financial Officer of WEDGE Group Incorporated, a position which he has held since January 2000. WEDGE is a diversified firm with subsidiaries in engineering and construction, hotel, oil and gas, and real estate businesses. Prior to joining WEDGE, Mr. Tidwell served as President of Daniel Measurement and Control, a division of Emerson Electric Company since June 1999. From August 1996 to June 1999, he was Executive Vice President and Chief Financial Officer of Daniel Industries Inc., a leading supplier of specialized equipment and systems to oil, gas and process operators and plants to measure and control the flow of fluids. Prior to joining Daniel Industries, Mr. Tidwell served as Senior Vice President and Chief Financial Officer of Hydril Company, a worldwide leader in engineering, manufacturing and marketing premium tubular connections and pressure control devices for oil and gas drilling and production. Mr. Tidwell serves on the boards of Pioneer Drilling Company, T3 Energy Services, and Tidelands Geophysical and is a member of the audit committee of each.

         Mr. Dana R. Gibbs was appointed Chief Executive Officer of EOTT Energy Corp. in January 2002 in addition to his role as President and Chief Operating Officer. He joined EOTT Energy Corp. as Executive Vice President in April 1999 and became President and Chief Operating Officer in June 2000. Mr. Gibbs was elected to the EOTT Energy Corp. Board of Directors in June 2000 and served until April 2002. He served as Vice President of Enron North America Corp. from 1992 to 1999.

         Ms. Mary Ellen Coombe has served as Vice President, Human Resources and Administration of EOTT Energy Corp. since December 1992. Ms. Coombe served in various Human Resources and Administration positions within Enron since joining Enron in September 1980.

         Mr. H. Keith Kaelber has served as Executive Vice President and Chief Financial Officer since January 2003. Prior to joining EOTT Energy, Mr. Kaelber founded INDWELL, a nonprofit charitable corporation, in 1997. Mr. Kaelber served as President, Financial Services, Senior Vice President and Chief Financial Officer to NGC Corp., a natural gas marketing company, from 1990 to 1997.

         Ms. Lori L. Maddox has served as Vice President and Controller since February 2001 and Chief Accounting Officer since October 1996. Prior to joining EOTT Energy Corp., Ms. Maddox was associated with Arthur Andersen LLP where she became a Senior Manager and served in the Energy Group for ten years.

         Ms. Molly M. Sample has served as Vice President and General Counsel since February 2001. Prior to that, she served as General Counsel from September 2000 to January 2001. In addition, Ms. Sample served in various legal positions since joining Enron in April 1991.

         Mr. J. Robert Chambers is currently a Managing Director at Lehman Brothers, Inc., managing the Lehman Energy Fund portfolio with 13 years of energy finance experience. From 1994 to 2002, Mr. Chambers was a fixed income analyst in Lehman's High Yield Department, covering the energy sector. During this time, he was named to the Institutional Investor All-American Research Team on five separate occasions. Mr. Chambers has been involved in numerous energy company restructurings/bankruptcies, including Forcenergy, Costilla Energy, Dailey International, Rigco North America, and Presidio Oil Company. Prior to his tenure with Lehman Brothers,

Mr. Chambers served in the Investment Banking Department of Kidder, Peabody & Company from 1989 to 1994. Mr. Chambers graduated magna cum laude from Texas A&M with a B.B.A. in Finance and Accounting.

         Ms. Julie H. Edwards has been Executive Vice President - Finance & Administration for Frontier Oil Corporation since April 2000. Also at Frontier Oil Corporation, Ms. Edwards was Senior Vice President - Finance and Chief Financial Officer from August 1994 to April 2000 and Vice President-Secretary & Treasurer from March 1991 through August 1994. Ms. Edwards worked for Smith Barney, Harris Upham & Co. Inc. as an associate from 1985 through 1988 and as Vice President of Corporate Finance from 1988 through 1991. Prior to that, Ms. Edwards was employed as an exploration geologist for Amerada Hess Corporation from 1981 through 1983.

         Mr. Robert Ogle is a director in the Corporate Advisory Services practice for Huron Consulting Group, focusing on corporate restructuring. Mr. Ogle joined Arthur Andersen LLP in 1985 and was admitted to the partnership in November 1990. In 1979 Mr. Ogle formed his own accounting firm, which expanded and merged with Spicer & Oppenheim in 1985. Prior to that, Mr. Ogle worked for Gulf Oil Corporation in the internal audit department from 1977 until 1979. Mr. Ogle graduated from Southern Illinois University-Edwardsville in September 1971 with a B. S. in Accounting and received a Masters Degree in Accounting from the University of Missouri-Columbia in December 1975. Mr. Ogle is a certified public accountant, member of the American Institute of Certified Public Accountants, former Secretary and Board of Director of the Texas Society of Certified Public Accountants ("TSCPA"), former President of the 8,400 member Houston Chapter of the TSCPA, certified member of the Association of Insolvency Accountants, certified Turnaround Manager of the Association of Certified Turnaround professionals, member of the American Bankruptcy Institute and a member of the National Association of Bankruptcy Trustees, and a Certified Fraud Examiner.

         Mr. S. Wil VanLoh serves as President and is a co-founder and Managing Partner of Quantum Energy Partners. He is responsible for co-managing Quantum's investment activities, including investment sourcing, due diligence, transaction execution and portfolio company monitoring. Additionally, Mr. VanLoh actively works with Quantum's portfolio companies on such activities as raising and structuring senior debt, mezzanine capital or additional equity, executing commodity hedges, and providing merger, acquisition and divestiture advice. Mr. VanLoh currently serves as Director/Manager of a number of Quantum portfolio companies, including Saxet Energy, Ltd., Pointwest Energy Inc., Meritage Energy Partners, LLC, EnSight Energy Partners, LP, Cougar Hydrocarbons Inc., Tri-C Energy, LP and Rockford Energy Partners, LLC. He is a former Director/Manager of Texoil, Inc., Crown Oil Partners, LP, and Parks & Luttrell Energy Partners, LP. Prior to co-founding Quantum in 1998, Mr. VanLoh co-founded Windrock Capital, Ltd., an energy investment banking firm specializing in raising private equity and providing merger, acquisition and divestiture advice for energy companies. Prior to Windrock, he was an investment banker in Kidder, Peabody & Co.'s Natural Resources Group and also with NationsBank Investment Banking from 1992 to 1993.

         Mr. Daniel J. Zaloudek founded and manages IMEDIA, Inc., an international multimedia content company, and has done business consulting from 1995 to the present. Mr. Zaloudek has provided mediation services for both small and large firms in the Tulsa area since October 2001. Mr. Zaloudek also owns a farming and ranching business near Enid, Oklahoma. At Koch Industries in Wichita Kansas from 1978 to 1995, Mr. Zaloudek held several key executive positions. In these positions Mr. Zaloudek was responsible for all aspects of Koch's international oil and gas business. Prior to his work for Koch Industries, Mr. Zaloudek served as Engineer, Economic Coordinator and Business Manager for Exxon from June 1968 to September 1978. Mr. Zaloudek served on the Board of Directors for the Avista Corporation located in Spokane, Washington from November 1998 to May 2002.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN BUSINESS RELATIONSHIPS

         Prior to January 1, 2003, the Partnership did not directly employ any persons responsible for managing or operating the Partnership or for providing services relating to day-to-day business affairs. The Partnership's general partner provided such services or obtained such services from third parties and the Partnership was responsible for reimbursing the general partner for substantially all of its direct and indirect costs and expenses. The Partnership's general partner had entered into an operation and service agreement with Enron Pipeline Services Company, a wholly-owned subsidiary of Enron that is not in bankruptcy ("EPSC"), to provide certain operating and administrative services for the Partnership's pipeline operations. The Partnership's general partner also had an agreement with EGP Fuels Company, a wholly-owned subsidiary of Enron ("EGP FUELS"), to provide transition services through December 31, 2001, for the processing of invoices and payments to third parties related to the Partnership's MTBE Plant and storage facility. Additionally, the Partnership's general partner had contracted with Enron for Enron to provide the Partnership with general corporate services through a corporate services agreement. Total amounts owed under these agreements at December 31, 2001 were $36.0 million. Pursuant to the Plan and Settlement Agreement with Enron, which is described below, amounts due under these agreements were forgiven as of December 31, 2002. The employees who provide these services were transferred to EOTT LLC and the operations and administrative services, transition services and corporate services agreements were terminated.

         Enron Corp. may currently be deemed to own more than five percent of the Partnership's equity securities. However, following the restructuring pursuant to the Plan, Enron Corp. and its affiliates will no longer be affiliated with the Partnership or EOTT LLC. The Partnership, its operating subsidiaries and its general partner entered into a Settlement Agreement dated October 8, 2002 (the "SETTLEMENT AGREEMENT") with Enron Corp., Enron North America Corp., Enron Energy Services, Inc., EPSC, EGP Fuels and Enron Gas Liquids, Inc. ("EGLI") (collectively, the "ENRON PARTIES"). In connection with the Settlement Agreement, the Partnership executed a promissory note payable to Enron in the initial principal amount of approximately $6.2 million and posted a letter of credit for the benefit of Enron to secure such note. As additional consideration and as a compromise of certain claims, the Partnership has agreed to pay Enron $1,250,000 on or before the effective date of the Plan. The Partnership also agreed to pay all undisputed amounts under the operation and service agreement with EPSC and certain costs related to the transition of employees to EOTT LLC.

         Pursuant to the Settlement Agreement, the Enron Parties and the Partnership and its affiliates mutually released each other for any and all claims except for any rights to payments with regard to EGLI's inventory at the Partnership's storage facility pursuant to the Stipulation and Agreed Order entered by the bankruptcy court administering Enron's bankruptcy case on April 2, 2002. At December 31, 2002, the Partnership had a net receivable of $0.4 million due from EGLI under the Stipulation.


             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Partnership's directors, executive officers and persons holding more than ten percent of a registered class of the Partnership's equity securities to file with the SEC and any stock exchange or automated quotation system on which such securities are traded or quoted initial reports of ownership, reports of changes in ownership and annual reports of ownership of Common Units and other equity securities of the Partnership. Such directors, officers and ten percent unitholders are also required to furnish the Partnership with copies of all such filed reports.

         Based solely upon a review of the copies of such reports furnished to the Partnership and written representations that no other reports were required during 2002, the Partnership believes that all of the Partnership's executive officers, directors and ten percent unitholders have complied with all Section 16(a) reporting requirements during 2002.

         INFORMATION CONCERNING THE OPERATION OF THE BOARD OF DIRECTORS

         The business of the Partnership has previously been managed under the direction of the Board of Directors of EOTT Energy Corp., the Partnership's general partner. After the restructuring, the Partnership will be owned by EOTT LLC, and the businesses of the Partnership's subsidiary partnerships will be managed under the direction of the Board of Directors of EOTT LLC. The Board of Directors of the Partnership's general partner meets at least on a quarterly basis to review significant developments affecting the Partnership and to act on matters requiring Board approval. The Board of Directors may also hold special meetings when an important matter requires Board action between regularly scheduled meetings. During 2002, the Board of Directors of the Partnership's general partner met formally seven (7) times. All directors attended each meeting of the Board of Directors.

         The Board of Directors of the Partnership's general partner established an Audit Committee consisting of three individuals who are neither officers, employees or affiliates of the Partnership's general partner in order to facilitate the various functions of the Board of Directors. On November 28, 2001, two of the three independent directors on the Audit Committee resigned from the Board of Directors of the Partnership's general partner, citing personal reasons. On December 5, 2001, the third independent director of the Board of Directors of the Partnership's general partner also resigned, citing personal reasons. As a result of these resignations, there were no independent directors to sit on the audit committee. On April 10, 2002, Thomas M. Matthews,
H. Malcolm Lovett, Jr., and James M. Tidwell were elected as new independent directors of the Board of Directors of the Partnership's general partner. The same three independent directors comprise the Partnership's Compensation Committee, Audit Committee and Restructuring Committee. Mr. Tidwell now serves as chairman of the Audit Committee. The Board of Directors does not have a nominating committee. The functions customarily performed by a nominating committee are performed by the entire Board of Directors.

         COMPENSATION COMMITTEE. The Compensation Committee is responsible for developing and administering compensation policy. The Compensation Committee is composed of persons who are not officers or employees of the Partnership's general partner or any of its affiliates. The Board of Directors has adopted a written charter for the Compensation Committee. During 2002, the Compensation Committee held four meetings. All members of the Compensation Committee attended three meetings with one meeting attended by two members. Following the restructuring, the Compensation Committee will consist of Messrs. Chambers and Zaloudek, and Ms. Edwards.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Board of Directors of the Partnership's general partner established a committee that is responsible for developing and administering compensation policy (the "COMPENSATION COMMITTEE"). John M. Duncan served on the Compensation Committee until his resignation from the Board of Directors on February 13, 2002. Currently, Messrs. Matthews, Tidwell and Lovett serve on the Compensation Committee. None of these directors had a relationship requiring disclosure under this caption, "Compensation Committee Interlocks and Insider Participation."

 COMPENSATION COMMITTEE REPORT

         The Compensation Committee is responsible for developing and administering the Partnership's executive compensation philosophy. The Compensation Committee focuses on ensuring there is a strong link between the success of the Partnership and the rewards of the executives. The basic philosophy behind the Partnership's executive compensation policy is to attract and retain executives who have the ability to lead the Partnership in achieving its business objectives. This philosophy is embedded in each aspect of an executive's total compensation package. Additionally, the philosophy is designed to promote teamwork by tying a significant portion of compensation to Partnership performance. Base salaries, annual incentive awards and long-term incentive awards will be reviewed periodically to ensure consistency with the Partnership's total compensation philosophy.

         The Compensation Committee of the Partnership's general partner makes recommendations to the Board of Directors of the Partnership's general partner with respect to the annual base and bonus compensation of the executive officers of the Company. The Compensation Committee also administers the Company's employee benefit plans.

         All decisions regarding executive compensation are made based upon performance, as measured against pre-established objectives and competitive practice, by comparing competitive compensation rates. Competitive compensation rates are developed using published/private compensation survey sources for companies of comparable size (as measured by revenue) and, as appropriate, in comparable industries. Currently, the Compensation Committee does not intend to award levels of compensation that would result in a limitation on the deductibility of a portion of such compensation for federal income tax purposes pursuant to Section 162(m) of the

Internal Revenue Code of 1986, as amended; however, the Compensation Committee may authorize compensation that results in such limitations in the future if it determines that such compensation is in the best interest of the Company.

         BASE COMPENSATION. The Compensation Committee will review base salaries of all executive officers annually. Base salaries for all positions are targeted at the median of peer group companies. To determine base salaries paid by such peer group companies, the Compensation Committee will analyze published industry survey data and proxy and annual report information among companies of similar size, complexity and activity. In addition, base pay and other compensation components are reflective of individual performance. During 2002, the Compensation Committee evaluated the base salary compensation for two executive officers and recommended adjustment to the Board of Directors of the Partnership's general partner.

         ANNUAL INCENTIVE AWARDS. The primary objective of the annual incentive awards is to promote outstanding performance by the Partnership in absolute terms, as well as in comparison to its peer group companies. Key performance criteria will be considered in order to tie compensation to certain fiscal targets affecting short and long-term performance.

         LONG-TERM INCENTIVE GRANTS. The EOTT Energy Corp. Long Term Incentive Plan ("Incentive Plan") is intended to provide key employees with Phantom Appreciation Rights ("PAR"), which are rights to receive cash based on the performance of the Partnership prior to the time the PAR is redeemed. The Incentive Plan is designed to tie executive performance directly to the creation of unitholders wealth. All of the executive officers of the Partnership received payments under this plan during 2002.

         COMPENSATION OF CHIEF EXECUTIVE OFFICER. As part of its annual review, the Compensation Committee will evaluate the total compensation package of the chief executive officer. The compensation of the Partnership's chief executive officer is paid by the Partnership's general partner and reimbursed by the Partnership. The total compensation for 2002 for Dana R. Gibbs, the Partnership's chief executive officer, was based on an evaluation of the factors listed above, and Mr. Gibbs' bonus was determined based upon his assistance with the restructuring. During 2002, Mr. Gibbs was paid total compensation for all duties in the amount of $265,000 salary; $150,000 bonus; $0 other annual compensation; $237,714 LTIP Payout and $5,500 in other compensation.

                                             Mr. Thomas M. Matthews
                                             Mr. H. Malcolm Lovett, Jr.
                                             Mr. James M. Tidwell

         RESTRUCTURING COMMITTEE. The Restructuring Committee has powers and authority of the Board of Directors of the Partnership's general partner with respect to any restructuring transactions concerning the general partner or the Partnership or any of its affiliates.

         AUDIT COMMITTEE. At the request of the Partnership's general partner, the Audit Committee reviews conflicts of interest that may arise between the Partnership's general partner and its affiliates, on the one hand, and the Partnership's unitholders or the Partnership, on the other. Any resolution of a conflict approved by the Audit Committee is conclusively deemed fair and reasonable to the Partnership. The Audit Committee is composed of persons who are not officers or employees of the Partnership's general partner or any of its affiliates. Following the restructuring, the Audit Committee will consist of Messrs. Tidwell, Ogle and VanLoh. The Audit Committee held eight meetings during 2002, and all members of the Audit Committee attended all meetings with the exception of one meeting where two members were in attendance. The Board of Directors of the Partnership's general partner has adopted a written charter for the Audit Committee, a copy of which is set forth as Appendix A to this Information Statement. Based on the definition of independence found in Section 303.01(B)(2)(a) and (3) of the NYSE's listing standards, all of the current directors of the Audit Committee are independent.

AUDIT COMMITTEE REPORT

         The Audit Committee of the Partnership's general partner's Board of Directors assists the Board in overseeing the Partnership's accounting, auditing and financial reporting practices. The Partnership's management has primary responsibility for preparing the Partnership's financial statements and implementing its internal accounting controls. The Audit Committee oversees these activities in order to ensure their quality and integrity. The Audit Committee has reviewed the audited financial statements in the Partnership's Annual Report for the year ended December 31, 2001 with management. The Audit Committee's discussions with management included a review of the quality, not just the acceptability, of the accounting principles used to prepare, the reasonableness of significant judgments with respect to, and the clarity of disclosures in the Partnership's financial statements.

         The Audit Committee reviewed the quality of the accounting principles used in preparing the Partnership's financial statements with PricewaterhouseCoopers LLP, the independent public accountants who are responsible for expressing an opinion on the conformity of the Partnership's audited financial statements with generally accepted accounting principles. The Audit Committee also discussed with PricewaterhouseCoopers LLP such other matters as are required to be discussed with its independent auditors under generally accepted auditing standards, including Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90. The Audit Committee has received the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 and has discussed with PricewaterhouseCoopers LLP their independence.

         Based on its review of the Partnership's audited financial statements and the discussions with management as discussed above, the Audit Committee recommended to the Board of Directors that the Partnership's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission.

                                              James M. Tidwell, Chairman
                                              H. Malcolm Lovett, Jr.
                                              Thomas M. Matthews

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         Prior to January 1, 2003, the Partnership did not directly employ any persons responsible for managing or operating the Partnership or for providing services relating to its day-to-day business affairs. Previously, the Partnership's general partner provided such services or obtained such services from third parties or its affiliates. The Partnership was responsible for reimbursing its general partner for all of its direct and indirect costs and expenses including compensation and benefit costs related to the Partnership. Effective January 1, 2003, EOTT LLC hired all of the employees that provide services to the Partnership.

DIRECTORS' COMPENSATION

         Employees of Enron or its affiliates or of EOTT Energy Corp. do not receive additional compensation for serving EOTT Energy Corp. as members of the Board of Directors or any of its committees. Each director who is not an employee of EOTT Energy Corp. or its affiliates received an annual retainer of $25,000 for serving as a director during 2002. Non-employee directors are paid a fee of $2,000 for each director's meeting attended and $1,000 for each committee meeting attended. Each committee chairperson is paid a fee of $4,000 annually.

SUMMARY COMPENSATION TABLE

         The following table provides certain summary information concerning compensation paid or accrued by the Partnership's general partner during each of the last three fiscal years to the Chief Executive Officer and each of the general partner of the Partnership's four other most highly compensated executed officers (the "NAMED EXECUTIVE OFFICERS") whose compensation exceeded $100,000 during the year ended December 31, 2002.

                                      ANNUAL COMPENSATION                        LONG-TERM COMPENSATION
                             ------------------------------------   ---------------------------------------------------
                                                          OTHER
                                                          ANNUAL
                                                          COMPEN-   RESTRICTED    UNDERLYING     LTIP        ALL OTHER
   NAME AND PRINCIPAL                            BONUS    SATION       STOCK       OPTIONS/     PAYOUTS    COMPENSATION
         POSITION            YEAR  SALARY($)     ($)(1)   ($)(2)     AWARDS($)     SARS(#)      ($)(3)        ($)(4)
   ------------------        ----  ---------    -------      ----   ----------    ----------    -------    ------------
Dana R. Gibbs                2002   265,000     150,000      -          -               -       237,714        5,500
President and Chief          2001   265,000     125,000   54,605        -           6,441             -      101,054
 Executive Officer           2000   225,004     250,000      -          -           5,050             -      111,192

Lawrence Clayton, Jr. (5)    2002   183,000           -      -          -               -        53,250        3,009
Senior Vice President and    2001   225,000      75,000      -          -           6,306             -           42
 Chief Financial Officer     2000    94,000     100,000      -          -           5,000             -            -

Mary Ellen Coombe            2002   170,000     100,000      -          -               -       251,135        5,001
Vice President, Human        2001   170,000      55,000      -          -             570             -       12,557
 Resource and                2000   160,000      60,000      -          -           5,050             -       14,022
 Administration

Lori L. Maddox               2002   166,000     100,000      -          -               -       154,142        5,432
Vice President and           2001   160,000      55,000      -          -             535             -          288
 Controller                  2000   150,000      50,000      -          -           5,050             -        3,938

Molly M. Sample              2002   154,000     100,000      -          -               -        73,135        4,986
 Vice President and          2001   150,000      55,000      -          -               -             -            -
 General Counsel             2000   139,000      15,000      -          -               -             -            -

------------------

(1) Reported bonus amounts in 2002 are payable in full no later than March 31, 2003.

(2) Includes perquisites and other personal benefits if value is greater than the lesser of $50,000 or 10% of reported salary and bonus. Also, Enron maintained three deferral plans for key employees under which payment of base salary, annual bonus and long-term incentive awards may be deferred to a later specified date. Mr. Gibbs is a participant in the 1994 Deferral Plan. Beginning January of 1996, the 1994 Deferral Plan credits interest based on fund elections chosen by participants. Since earnings on deferred compensation invested in third-party investment vehicles, comparable to mutual funds, need not be reported, no interest has been reported as Other Annual Compensation under the 1994 Deferral Plan during 2000. During 2001, Mr. Gibbs elected a distribution of his deferred compensation subject to a 10% penalty.

(3) The amounts shown include payouts under the EOTT Energy Long Term Incentive Plan.

(4) The amounts shown include the value as of year end 2000, 2001, and 2002 of Enron common stock allocated during those years to employees' special subaccounts under the Enron Corp. Employee Stock Ownership plan and 2000 and 2001 matching contributions on employees' Enron Corp. Savings Plan account. The amounts shown in 2002 include the matching cash contribution made in lieu of Enron common stock.

(5)  Mr. Clayton resigned in September 2002.

EMPLOYMENT AGREEMENTS

         Mr. Gibbs entered into a new employment agreement with EOTT Energy Corp. on July 1, 2000 for a term of three years. The agreement provides for an annual base salary of not less than $250,000 and an annual incentive plan target of 100%. His annual bonus for calendar year 2000 was to be 100% of his annual base salary if during the four quarters of the year 2000, all distributions to Common Units were met without additional partnership interest support from Enron. Mr. Gibbs was also to receive an additional bonus opportunity of 100% of his annual base salary if during any calendar year under the term of his agreement, conversion requirements under the Partnership's Agreement of Limited Partnership are met to allow conversion of the subordinated units to Common Units. The agreement further provided for a retention bonus of $100,000 payable on January 31, 2001. The agreement provides for post employment non-compete obligations in the event of termination.

         Ms. Coombe entered into a new employment agreement with EOTT Energy Corp. on October 1, 2002 for a term of 15 months. The agreement provides for an annual base salary of not less than $170,000. Ms. Coombe's agreement provides for severance benefits of two years' base salary in the event of involuntary termination and includes confidentiality and non-compete provisions for a period of one year following such termination.

         Ms. Maddox entered into her employment agreement with EOTT Energy Corp. on January 1, 2001. Ms. Maddox's agreement is for a term of two years. The agreement provides for an annual base salary of $160,000. Ms. Maddox's agreement provides for severance benefits of two years' base salary in the event of involuntary termination and includes confidentiality and non-compete provisions for a period of one year following such termination. The employment agreement was amended in September 2002 extending the term to December 31, 2003 and adjusting the annual base salary to $180,000.

         Ms. Sample entered into her employment agreement with EOTT Energy Corp. on December 1, 2000. Ms. Sample's agreement is for a term of two years. The agreement provides for an annual base salary of not less than $130,000. Ms. Sample's agreement provides for severance benefits of two years' base salary in the event of involuntary termination and includes confidentiality and non-compete provisions for a period of one year following such termination. The employment agreement was amended in July 2002 extending the term to December 31, 2003 and adjusting the annual base salary to $165,000.

         Effective January 1, 2003, the employment agreements of Mr. Gibbs, Ms. Coombe, Ms. Maddox, and Ms. Sample have been assumed by EOTT Energy LLC.

         STOCK OPTION GRANTS

         The Named Executive Officers were granted no EOTT options during the year ended December 31, 2002.

         YEAR-END 2002 OPTION VALUES

         The following table reflects certain information concerning the number of unexercised options held by the Named Executive Officers and the value of such officers' unexercised options as of December 31, 2002. The Named Executive Officers exercised no options during the year ended December 31, 2002.


                                                                  NUMBER OF SECURITIES       VALUE OF SECURITIES UNDERLYING
                                                                       UNDERLYING              UNEXERCISED "IN-THE-MONEY"
                                                                 UNEXERCISED OPTIONS AT                OPTIONS AT
                                    SHARES                          DECEMBER 31, 2002              DECEMBER 31, 2002(1)
                                  ACQUIRED ON     VALUE       ----------------------------   ------------------------------
         NAME                      EXERCISE     REALIZED      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
         ----                      ----------   --------      -----------    -------------    -----------    -------------

Dana R. Gibbs            EOTT            -            -              -           80,000              -                0

Lawrence Clayton, Jr.    EOTT            -            -              -                -              -                0

Mary Ellen Coombe        EOTT            -            -              -           60,000              -                -

Lori L. Maddox           EOTT            -            -              -                -              -                -

Molly M. Sample          EOTT            -            -              -                -              -                -

------------------

(1) The dollar value for Mr. Gibbs in this column for options was calculated by assuming the subordinated unit option converts to an option to purchase Common Units and determining the difference between the fair market value of the Common Units and the exercise value of the option at the end of the fiscal year. The value of the Partnership's Common Units at year-end 2002 was $0.14 and the subordinated unit grant price is $5.57. These options on subordinated units are under Special Compensation Agreements between Mr. Gibbs and Enron.

     The dollar value for Ms. Coombe in this column for options was calculated by assuming the subordinated unit option converts to an option to purchase Common Units and determining the difference between the fair market value of the Common Units and the exercise value of the option at the end of the fiscal year. The value of the Partnership's Common Units at year-end 2002 was $0.14 and the subordinated unit grant price is $15.00. These options were granted under the EOTT Energy Unit Option Plan.

LONG TERM INCENTIVE PLAN AWARDS IN 2002

         In October 1997, the Board of Directors of the Partnership's general partner adopted the EOTT Energy Corp. Long Term Incentive Plan. The Incentive Plan is intended to provide key employees with Phantom Appreciation Rights, which are rights to receive cash based on the performance of the Partnership prior to the time the PAR is redeemed. The Incentive Plan has a five-year term beginning January 1, 1997 and PAR awards vest in 25% increments over a four-year period following the grant year. No Named Executive Officer received an award in 2002.


                                PERFORMANCE GRAPH

         The following graph compares the yearly percentage change for the five years ended December 31, 2002, in the cumulative total unitholder return on the Partnership's Common Units against the cumulative total return for the (i) NYSE Market Value Index and (ii) Media General Financial Services Industry and Market Index of SIC Group 125 (the "Industry Group Index") consisting of oil and gas pipeline companies. The comparison of total return on an investment for each of the periods assumes that $100 was invested on December 31, 1997, in the Partnership, the NYSE Market Value Index and the Industry Group Index, and that all dividends were reinvested.

                                    [CHART]

              COMPARISON OF CUMULATIVE TOTAL RETURN OF ONE OR MORE COMPANIES, PEER GROUPS, INDUSTRY INDEXES AND/OR BROAD MARKETS

                          --------------------------------- FISCAL YEAR ENDING --------------------------------
COMPANY/INDEX/MARKET      12/31/1997     12/31/1998     12/31/1999     12/29/2000     12/31/2001     12/31/2002

EOTT ENERGY PARTNERS        100.00           77.29         43.87          43.35           9.47            .20

Oil & Gas Pipelines         100.00          100.04        100.80         136.07         117.53          67.01

NYSE Market Index           100.00          118.99        130.30         133.40         121.52          99.27

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on February 25, 2003.

                                      EOTT ENERGY PARTNERS, L.P.
                                      By: EOTT ENERGY CORP., ITS GENERAL PARTNER


                                      By: /s/ Molly M. Sample
                                           -------------------------------------
                                      Name:   Molly M. Sample
                                           -------------------------------------
                                      Title:  Vice President and General Counsel
                                            ------------------------------------

                                   APPENDIX A

                                EOTT ENERGY CORP.
                             AUDIT COMMITTEE CHARTER
                             (Adopted May 15, 2000)

         The Board of Directors of EOTT Energy Corp. (the "Company") has heretofore constituted and established an Audit Committee (the "Committee") with authority, responsibility and specific duties as described in this Audit Committee Charter.

I.       COMPOSITION

         The Committee shall be comprised of three or more directors who, in the opinion of the Board of Directors, as evidenced by its election of such Committee members, have no relationship to the Company that may interfere with the exercise of independent judgment as a Committee member. All members of the Committee shall be financially literate or become financially literate within a reasonable period of time after appointment to the Committee, and at least one member of the Committee shall have accounting or related financial management expertise, in each case as interpreted by the Board of Directors.

II.      MISSION STATEMENT AND PRINCIPAL FUNCTIONS

         The Committee shall serve as the overseer of the Company's financial reporting process and internal controls. As such, the Committee will have direct access to financial, legal, and other staff and consultants of the Company. Such consultants may assist the Committee in defining its role and responsibilities, consult with Committee members regarding a specific audit or other issues that may arise in the course of the Committee's duties, and conduct independent investigations, studies, or tests. The Committee has the authority to employ such other accountants, attorneys, or consultants to assist the Committee as it deems advisable.

         While the Audit Committee has the responsibility and power set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the MLP Partnership's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and/or the independent auditor.

The Committee's principal functions shall include:

Ensure Audit Function Independence

o Recommend to the Board of Directors the firm to engage as the independent auditor for EOTT Energy Partners, L.P., a Delaware limited partnership in which the Company is the sole general partner (the "MLP Partnership"), and, if warranted in the discretion of the Committee, recommend to the Board of Directors the termination of that engagement. Furthermore, ensure that the independent auditor is ultimately responsible and accountable to the Committee and the Board of Directors.

o Review the independent auditor's compensation, the terms of its engagement, and its independence. On a periodic basis, the Committee should obtain a formal written statement from the independent auditor delineating all relationships between the auditor, on the one hand, and the Company and the MLP Partnership, on the other hand, and hold active discussions with the auditor with respect to any disclosed relationships or services that may impact the objectivity or independence of the auditor. In response to the report and if necessary, the Committee should take action or recommend that the Board take appropriate action, to satisfy itself of the outside accountant's independence. In addition, review the planning of the independent audit, the performance of the independent auditor, and review any special audit procedures required.

o Serve as a channel of communication between the independent auditor and the Board of Directors and between the executive responsible for the audit functions provided internally or by contract and the Board of Directors of the Company.

o Review the MLP Partnership's annual financial statements and any significant disputes between management and the independent auditor that arose in connection with the preparation of those financial statements, including any restrictions on the scope of work or access to required information.

Assess Internal Controls and Quality of Financial Reporting

o Discuss with the independent auditor information relating to the auditor's judgments about the quality of the MLP Partnership's accounting principles, including such matters as the consistency of application of the MLP Partnership's accounting policies, as well as the clarity and completeness of the MLP Partnership's accounting information contained in the financial statements and related disclosures filed with the Securities and Exchange Commission and distributed to the MLP Partnership's unitholders.

o Review, in consultation with the independent auditor and the executive having responsibility for the contract audit functions, the adequacy of the MLP Partnership's internal financial controls. Among other things, determine whether these controls provide reasonable assurance that the MLP Partnership's publicly reported financial statements are presented fairly in conformity with generally accepted accounting principles.

o Review with the independent auditor on a periodic basis its review of the MLP Partnership's electronic data processing procedures and controls and the determinations made by the independent auditor regarding the scope of its audit based upon such review. Also review any deficiencies noted by the independent auditor in such electronic data processing procedures and controls.

o Approve major changes and other major questions of choice regarding the appropriate accounting principles and practices to be followed when preparing the MLP Partnership's financial statements for the purpose of making recommendations to the Board of Directors as necessary.

Review Financial Statements

o Review financial statements included in the Annual Report to Unitholders, footnotes, management commentaries, and Form 10-K filings made with the Securities and Exchange Commission prior to release of such statements and filings. In addition, review findings of any examinations by regulatory agencies, such as the Securities and Exchange Commission.

o Review with management and the independent auditor each quarterly Form 10-Q prior to its filing.

Other

o Review with the Company's general counsel the Company's annual compliance report, the Company's policies and procedures regarding compliance with the law and with significant Company policies, and programs of legal compliance designed to prevent and detect violations of law.

o Review with the Company's general counsel any legal and regulatory matters that may have a material effect on the MLP Partnership's financial statements, compliance policies, and programs.

o If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

o Perform other oversight duties and responsibilities as may be assigned to the Committee, from time to time, by the Board of Directors of the Company and/or the Chairman of the Board of Directors.

o Review and, to the extent that the Committee determines is appropriate, update this Charter periodically, at least annually, as conditions dictate.

III.     MEETINGS

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Meetings may be called by the Chairman of the Committee and/or management of the Company. In addition, the Committee will make itself available to the independent auditor of the MLP Partnership as requested by such independent auditor. All meetings of the Committee shall be held pursuant to the Bylaws of the Company with regard to notice and waiver thereof, and written minutes of each meeting shall be duly filed in the Company records. Reports of meetings for the Committee shall be made to the Board of Directors. On a regular basis, the Committee will meet with the independent auditor independent of management, and it will meet with Company management independent of the independent auditor on a regular basis.